UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AMIS Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

031538101

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP NO. 031538101

1.	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Nippon Mining Holdings, Inc., successor by merger to Japan Energy Electronics Materials, Inc. (the "Reporting Person")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	SOLE VOTING POWER: 8,664,072

		6.	SHARED VOTING POWER: 0

		7.	SOLE DISPOSITIVE POWER: 8,664,072

		8.	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,664,072 (See Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐ (See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.6%

12.	TYPE OF REPORTING PERSON: CO

13G

CUSIP NO. 031538101

Item 1.

(a)	Name of Issuer:

AMIS Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2300 Buckskin Road Pocatello, ID 83201

Item 2.

(a)	Name of Person Filing:

Nippon Mining Holdings, Inc., successor by merger to Japan Energy Electronics Materials, Inc. (the “Reporting Person”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Person is 10-1 Toranomon, 2 Chome, Minato-ku, Tokyo, Japan 105.

(c)	Citizenship:

The Reporting Person is a corporation organized under the laws of Japan.

(d)	Title of Class of Securities:

Common Stock, par value $.01 per share (“Common Stock”)

(e)	CUSIP Number:

031538101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

13G

CUSIP NO. 031538101

Item 4.	Ownership.

     The Reporting Person, as of December 31, 2005, had the sole power to vote, or to direct the voting of, and the sole power to dispose, or to direct the disposition of, 8,664,072 shares of Common Stock, constituting approximately 9.6% of the outstanding Common Stock. The number of shares of Common Stock over which the Reporting Person had voting and dispositive power includes 4,603,032 shares of Common Shares issuable upon complete exercise of a warrant to purchase Common Stock (“Warrant”) held by the Reporting Person.

     Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 90,755,620 shares of Common Stock, which consists of 86,152,588 shares of Common Stock outstanding on November 4, 2005 (as disclosed in the Issuer’s last filed quarterly report on Form 10-Q for the quarterly period ended September 30, 2005) and an additional 4,603,032 shares of Common Stock issuable upon complete exercise of the Warrant in accordance with its terms.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule is filed on behalf the Reporting Person who, along with certain individuals and corporations (the “Non-Reporting Persons”) identified on Exhibit 1, maybe deemed as a group to have beneficial ownership of the Common Stock of the Company as a result of the Reporting Person and the Non-Reporting Persons becoming signatories to that certain First Amended and Restated Shareholders’ Agreement, dated as of September 26, 2003, amended as of July 30, 2004, among the persons identified on Exhibit 1.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Person that a group exists within the meaning of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

13G

CUSIP NO. 031538101

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2006

NIPPON MINING HOLDINGS, INC.

	By:	/s/ Yasuyuki Shimizu
	Name:	Yasuyuki Shimizu
	Its:	President and Representative Director

13G

CUSIP NO. 031538101

Exhibit 1

The following states the identity of each member of the group:

FP-McCartney, LLC
Citigroup Venture Capital Equity Partners, L.P.
CVC/SSB Employee Fund, L.P.
CVC Executive Fund LLC
Merchant Capital Inc.
Nippon Mining Holdings, Inc.
Thomas E. Epley